

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Stanley E. Jacot, Jr.
President and Chief Executive Officer
Arcadia Biosciences, Inc.
5950 Sherry Lane, Suite 215
Dallas, TX 75225

   Re: Arcadia Biosciences, Inc.
     Registration Statement on Form S-3
     Filed April 3, 2023
     File No. 333-271082

Dear Stanley E. Jacot:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Conlon Danberg at 202-551-4466 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc: Jeffrey Pietsch, Esq.